Exhibit 2.6

BILLING AND COLLECTION AGREEMENT

THIS BILLING AND COLLECTION AGREEMENT (the “Agreement”) is made and entered into effective as of the 29th day of April, 2016, by and between PHYSICIAN PRACTICE SUPPORT, LLC, a Delaware limited liability company (“PPS”), and QHCCS, LLC, a Delaware limited liability company (“QHCCS”).

RECITALS:

A. WHEREAS, certain affiliates of QHCCS and PPS are parties to a Separation and Distribution Agreement dated April 29, 2016 (the “Separation and Termination Agreement”), pursuant to which, among other things, affiliates of QHCCS are acquiring control of the operations of the hospitals listed on Exhibit A hereto (individually a “Hospital” and collectively, the “Hospitals”), together with certain related businesses and other health care facilities, including certain clinics providing health care services (individually a “Clinic” and collectively, the “Clinics”). QHCCS has entered into this Agreement on behalf of its subsidiaries and affiliates that own and operate the Hospitals and the Clinics. Terms used but not defined herein shall have the meanings ascribed to such terms in the Separation and Distribution Agreement.

B. WHEREAS, PPS and QHCCS desire to make provision for PPS to bill and collect the accounts receivable generated in the performance of professional services rendered by physicians and mid-level providers on behalf of the Hospitals and the Clinics pursuant to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises, and the mutual covenants set forth below, the parties hereto agree as follows:

1. Definitions. “Accounts Receivable” shall mean all of the accounts receivable generated in the performance of professional services rendered by physicians and mid-level providers on behalf of the Hospitals and the Clinics which have been assigned to PPS for collection. “Accounts Receivable” shall include Billed Accounts Receivable and Unbilled Accounts Receivable as such terms are defined below. “Accounts Receivable” shall not include any accounts receivable placed with third parties for collection as of the date of this Agreement.

2. Collection of Accounts Receivable. Pursuant to the terms of this Agreement, PPS shall collect the Accounts Receivable on behalf of QHCCS through the billing, tracking, rebilling, follow-up and collection activities relating to such accounts on the following terms and conditions:

2.1. Unbilled Accounts Receivable. PPS shall prepare and send to appropriate third parties (whether patients or payors or both) billing statements with respect to Accounts Receivable which have not been billed as of the Effective Time (the “Unbilled Accounts Receivable”). QHCCS shall have sole responsibility for coding the Unbilled Accounts Receivable and shall follow compliance safeguards with respect to documentation. PPS shall have no obligation to verify, check or otherwise inspect the coding. QHCCS agrees to indemnify and hold PPS harmless against any and all liability, loss, damages, costs and expenses which PPS may be required to pay, directly or indirectly, by reason of QHCCS’ coding or because of any error or omission in such coding which directly or indirectly results in any liability, loss and/or damage to PPS.

2.2. Billed Accounts Receivable. With respect to those Accounts Receivable that have been coded and billed prior to the Effective Time (“Billed Accounts Receivable”), PPS shall continue the collection of such Accounts Receivable after the Effective Time pursuant to the terms of this Agreement.

2.3. Books and Records. During the term of this Agreement, PPS shall maintain books and records relating to the Accounts Receivable separate and distinct from all books and records relating to the business of PPS (“Records”). PPS shall maintain the Records at a secure location and shall maintain and update such Records in a reasonable manner. Such Records shall be maintained in detail supported by reports equivalent to the detail and reports generated by PPS with respect to its own accounts receivable for periods on and after the Effective Time so that QHCCS will be able to have reasonably detailed information with respect to (i) the reconciliation of the amount of cash collected for the Accounts Receivable, net of applicable credits, such as overpayments and refunds, and the application of any discounts, (ii) the billing and collection efforts used for the Accounts Receivable, (iii) appropriate aging reports that are generated from time to time for the Accounts Receivable, and (iv) such other information in such forms or formats as may be reasonably requested by QHCCS. Upon termination of this Agreement, PPS shall deliver in a reasonably orderly and usable fashion the Records to QHCCS at a site selected by QHCCS. Both parties shall have access to each other’s records. Such access shall include, without limitation, access to such information technology records and reports and other books and records relating to the Accounts Receivable by QHCCS’ internal and/or external auditors, attorneys, or representatives.

2.4. Level of Effort. QHCCS acknowledges that PPS does not regularly provide collection services to unaffiliated third parties as a part of its business. PPS hereby agrees to provide the services in connection with the billing and collections of QHCCS as outlined on Exhibit B attached hereto and incorporated herein by reference (the “Billing Services”). QHCCS or the Clinics shall have sole responsibility to perform the duties described on Exhibit C attached hereto. With respect to PPS’s efforts to collect the Accounts Receivable, PPS shall (i) use at least the same level of skill, diligence, effort and resources that PPS applies in the collection of its own accounts receivable, (ii) use the same billing and collection procedures used by PPS as of the Effective Time (subject to compliance with applicable law and specific direction by QHCCS); and (iii) comply with all applicable laws, rules, and regulations. During the term of this Agreement, PPS will not place any accounts with an attorney or other third party, nor will take any form of legal action, nor threaten legal action against any debtor of any of the Accounts Receivable without the written consent of QHCCS. Further, PPS shall not use any methods or tactics endeavoring to collect the Accounts Receivable which would constitute a breach of any civil or criminal law or regulations or which would otherwise cause liability to QHCCS. Notwithstanding anything contained herein to the contrary, PPS does not guarantee the extent to which any Accounts Receivable will be collected.

2.5. Remittance of Funds and Application of Payments.

(a) All funds collected for such Accounts Receivable shall be deposited directly in the bank account established in the name of QHCCS in conjunction with the billing software vendor, AthenaHealth.

(b) QHCCS hereby irrevocably appoints PPS as QHCCS’ agent and attorney-in-fact to endorse the name of QHCCS or any d/b/a or other name used by QHCCS, on any notes, acceptances, checks, drafts, money orders or other evidence of proceeds from the Accounts Receivable, but only to deposit such funds into the account specified in Section 2.5(a) in accordance with the terms of this Agreement.

(c) Accounts Receivable collected by PPS shall be applied to the account and relevant time period as specified in or with the payment transmittal(s). To the extent PPS receives a payment from an insuror with respect to a patient having multiple outstanding accounts with QHCCS and such payment does not specify the outstanding account to which it applies, PPS shall contact the payor for account information to allow for proper crediting. Should any amount remain thereafter and for any payment received from any other source, such amount shall be applied to the oldest outstanding account first.

2.6. Assignment of Collection of Accounts Receivable. PPS may not delegate any of its rights, duties or obligations hereunder, or designate a substitute collection agent, without the prior written consent of QHCCS.

3. Fees.

3.1. PPS shall receive service fees (the “Service Fees”) as identified in Exhibit D. The Service Fees are expressed as a percentage of the Accounts Receivable collected during each month. Payment of the monthly Service Fees shall be made, without set-off or deduction, within thirty (30) days after receipt of the monthly reports. Except as noted on Exhibit D, PPS acknowledges and agrees that it is solely responsible for the payment of all expenses incurred by it in connection with its collection activities hereunder.

3.2. If any Accounts Receivable collected by PPS are subsequently repaid by QHCCS for good cause to the applicable payor during the term of this Agreement or within twelve (12) months of termination of this Agreement, PPS shall, promptly after QHCCS provides written notice of such repayment to PPS, repay to QHCCS the Service Fees associated with such account.

4. Term and Termination. This Agreement shall remain in effect for a period of five (5) years following the date of this Agreement (the “Termination Date”).

4.1. Post Termination Obligations. Following the Termination Date, PPS will provide any reasonable follow-up (informational) obligations to payors, as requested by such payors.

4.2. Transition Matters. Following the Termination Date, PPS will transition the performance of the collection of all Accounts Receivable to QHCCS or QHCCS’ designee. If required in order to facilitate the transition of the collection efforts relating to Accounts Receivable, PPS shall provide QHCCS with connectivity to its computer system and/or data conversion services, make available its staff for consultation with respect to factual information and collection procedures associated with the Accounts Receivable as well as all documentation relating to the Accounts Receivable for a reasonable period of time following the Termination Date not to exceed thirty (30) days. QHCCS, at its sole cost and expense, will notify all payors of the change of address and remittance information associated with the transition to QHCCS. PPS will also continue to remit any payments it receives for the Accounts Receivable to QHCCS, less any applicable Service Fees, as provided in Section 2.5 (subject to Section 3 and Section 4).

4.3. Termination for Breach. Notwithstanding the foregoing, either party may terminate this Agreement at any time if the other party has materially breached the terms of this Agreement and there is a failure to cure such breach within thirty (30) days after receipt of written notice reasonably describing such breach.

5. Cooperation. QHCCS and PPS shall cooperate with each other in order to collect the Accounts Receivable. Such cooperation shall include (but shall not be limited to) the following:

5.1. Copying. QHCCS may, at its expense, copy any such records described in Section 2.3.

5.2. Representative. PPS shall make the Senior Director of Physician Business Services or his or her designee available to answer questions and provide information to QHCCS in connection with PPS’s activities under this Agreement.

5.3. Notice of Write-offs and Disputed Accounts Receivable. QHCCS and PPS acknowledge that the employees of PPS who will be engaged in collecting the Accounts Receivable are familiar with the procedures utilized by the Hospitals and the Clinics prior to the Effective Time to evaluate and write-off appropriate accounts. PPS shall apply QHCCS’ procedures in the collection of the Accounts Receivable (subject to compliance with applicable law) and in applying any discounts or adjustments. PPS may write off as bad debt accounts which have balances of less than $300 in accordance with QHCCS’ policies and procedures. Additionally, PPS may, with QHCCS’ written consent, write off accounts which have balances of $300 or more after having furnished QHCCS reasonable information with respect to such accounts. Furthermore, PPS shall notify QHCCS if it receives notice from any payor or patient, whether orally or in writing, stating that an account in excess of $500 is in dispute, including in such notice, to the extent known, a reasonably detailed description of the amount and nature of the dispute.

6. Independent Contractor. It is expressly understood and agreed by the parties that PPS will at all times act as an independent contractor, not as an employee, of QHCCS. It is expressly understood and agreed by the parties that nothing contained in this Agreement will be construed to create a joint venture, partnership, association or other such affiliation.

7. Force Majeure. If any party’s performance is prevented, hindered or delayed by reason of any cause(s) beyond such party’s reasonable control which cannot be overcome by reasonable diligence, including, without limitation, war, labor disputes, civil disorders, governmental acts, epidemics, quarantines, embargoes, fires, earthquakes, storms, or acts of God, such party shall be excused from performance to the extent that it is prevented, hindered or delayed thereby, during the continuance of such cause(s); and such party’s obligations hereunder shall be excused so long as and to the extent that such cause(s) prevent or delay performance.

8. Protected Health Information. PPS shall use its best efforts to protect the confidentiality of all records of QHCCS in accordance with the standards of all applicable local, state and federal laws and regulations relating to the records, specifically including the privacy requirements of the Administrative Simplification subtitle of the Health Insurance Portability and Accountability Act of 1996 and state requirements. PPS and QHCCS shall comply with the terms and obligations pursuant to and in accordance with the Business Associate Agreement by and between CHSPSC, LLC, QHCCS, and the other parties named therein dated as of the date of this Agreement.

9. Entire Agreement/Amendment. This Agreement supersedes all previous contracts or understandings and constitutes the entire agreement of whatsoever kind or nature existing between or among the parties respecting the within subject matter, and no party shall be entitled to benefits other than those specified herein. As between or among the parties, no oral statements or prior written material not specifically incorporated herein shall be of any force and effect. The parties specifically acknowledge that in entering into and executing this Agreement, the parties rely solely upon the representations and agreements contained in this Agreement and no others. All prior representations or agreements, whether written or verbal, not expressly incorporated herein are superseded, and no changes in or additions to this Agreement shall be recognized unless and until made in writing and signed by all parties hereto. This Agreement may be executed in two or more counterparts, each and all of which shall be deemed an original and all of which together shall constitute but one and the same instrument.

10. Confidentiality. By operation of and performance under this Agreement, the parties may have access to information that is confidential or proprietary to the other party. It includes both information that is marked as “Confidential” or “Proprietary” and also information or data of a party disclosed to or learned by the other party that a reasonable person in like circumstances would understand to be confidential or proprietary information of the disclosing party. Each party agrees, both during the Term of this Agreement and after termination, to hold the other party’s Proprietary or Confidential Information in strict confidence. Each party agrees not to make the other party’s Proprietary or Confidential Information available in any form to any third party or to use the other party’s Proprietary or Confidential Information for any purpose other than for the purposes explicitly permitted by this Agreement. The receiving party agrees to take all reasonable steps to ensure that Proprietary or Confidential Information of the disclosing party is not disclosed or distributed by the receiving party’s employees, agents or consultants in violation of the provisions of this Agreement.

Notwithstanding the foregoing, a disclosing party’s Proprietary or Confidential Information shall not include information that:

10.1. Is or becomes a part of the public domain through no act or omission of the receiving party;

10.2. Was in the receiving party’s lawful possession prior to the time such information was disclosed to or learned by the receivQHing party from or by access to the disclosing party, and at the time of such prior possession the receiving party was not under a duty of confidentiality to the disclosing party with respect thereto;

10.3. Is lawfully disclosed to the receiving party by a third party without restriction imposed by the third party on the receiving party’s further disclosure of such information; or

10.4. Is independently developed by the receiving party by its personnel not having access to such Proprietary or Confidential Information.

Nothing in this Agreement shall prohibit any disclosure of Proprietary or Confidential Information by the receiving party when disclosure is required by law, regulation or court order, but only to the extent so required. The receiving party shall inform the disclosing party of the requirement and shall cooperate with the disclosing party in obtaining a protective order and other reasonable protections for the Proprietary or Confidential Information subject to disclosure.

11. Survival. After the Termination Date, only Sections 2.3, 3.2, 4.1, 4.2, 4.3 and Sections 8 and 10 through 21 shall continue to be in full force and effect.

12. Legal Fees and Costs. In the event a party elects to incur legal expenses to enforce or interpret any provision of this Agreement by judicial proceedings, the prevailing party will be entitled to recover such legal expenses, including, without limitation, reasonable attorneys’ fees, costs, and necessary disbursements at all court levels, in addition to any other relief to which such party shall be entitled.

13. Choice of Law. The parties agree that this Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee without regard to conflict of laws principles.

14. Benefit/Assignment. Subject to provisions herein to the contrary, this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective legal representatives, successors, and assigns. No party may assign this Agreement without the prior written consent of the other party, which consent shall not be unreasonably withheld.

15. Notice. Any notice, demand, or communication required, permitted, or desired to be given hereunder shall be deemed effectively given when personally delivered, when received by receipted overnight delivery, or five (5) days after being deposited in the United States mail, with postage prepaid thereon, certified mail, return receipt requested, addressed as follows:

PPS:	Physician Practice Support, LLC
4000 Meridian Boulevard
Franklin, Tennessee 37067
Attention: VP, Business Services

With a simultaneous copy to:	CHSPSC, LLC
4000 Meridian Boulevard
Franklin, Tennessee 37067
Attention: General Counsel

QHCCS:	QHCCS, LLC
1573 Mallory Lane, Suite 100
Brentwood, TN 37027
Attention: President

With a simultaneous copy to:	QHCCS, LLC
1573 Mallory Lane, Suite 100
Brentwood, TN 37027
Attention: General Counsel

or to such other address, and to the attention of such other person or officer as any party may designate, with copies thereof to the respective counsel thereof as notified by such party.

16. Severability. In the event any provision of this Agreement is held to be invalid, illegal or unenforceable for any reason and in any respect, such invalidity, illegality, or unenforceability shall in no event affect, prejudice, or disturb the validity of the remainder of this Agreement, which shall be and remain in full force and effect, enforceable in accordance with its terms.

17. Gender and Number. Whenever the context of this Agreement requires, the gender of all words herein shall include the masculine, feminine, and neuter, and the number of all words herein shall include the singular and plural.

18. Divisions and Headings. The divisions of this Agreement into sections and subsections and the use of captions and headings in connection therewith are solely for convenience and shall have no legal effect in construing the provisions of this Agreement.

19. Indemnification.

(a) Claims by Third Parties. QHCCS hereby agrees to indemnify, defend, and hold PPS, its affiliates, employees and agents harmless from and against any and all claims asserted by a third party and expenses related thereto, including court costs and attorneys’ fees to which PPS is subjected arising out of or attributed, directly or indirectly, to: (i) any misrepresentation or breach of warranty by QHCCS under this Agreement, and (ii) any breach by QHCCS of, or any failure by QHCCS to perform any covenant or agreement of, or required to be performed by, QHCCS under this Agreement. Likewise, PPS hereby agrees to indemnify, defend, and hold QHCCS, its affiliates, employees and agents harmless from and against any and all claims asserted by a third party and expenses related thereto, including court costs and attorneys’ fees to which QHCCS is subjected arising out of or attributed, directly or indirectly, to: (i) any misrepresentation or breach of warranty by PPS under this Agreement, and (ii) any breach by PPS of, or any failure by PPS to perform any covenant or agreement of, or required to be performed by, PPS under this Agreement (collectively, the foregoing are “Third Party Claims”).

(b) Limitation on Claims by QHCCS Against PPS. Except with respect to Third Party Claims, QHCCS shall not be entitled to assert a claim, and no cause of action shall exist by QHCCS against PPS for any claims of negligence unless such negligence claim results from PPS’s willful misconduct or gross negligence.

20. Limitation of Liability. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY INDIRECT, SPECIAL, OR CONSEQUENTIAL DAMAGES OR LOST PROFITS ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE PERFORMANCE OR BREACH THEREOF.

21. Arbitration. Any controversy, dispute or claim arising out of or relating to this Agreement, or the breach thereof, will be settled by binding arbitration in accordance with the Rules of Procedure for Arbitration of the Alternative Dispute Resolution Service of the American Health Lawyers Association, and judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. Such arbitration shall occur in Nashville, Tennessee. The parties will jointly appoint a mutually acceptable arbitrator. If the parties are unable to agree upon such an arbitrator within thirty (30) days after a party has given the other party written notice of its desire to submit a dispute for arbitration, then each party shall appoint an arbitrator of its choice and the appointed arbitrators will select a third arbitrator, and the panel of three arbitrators will hear the parties and settle the dispute. Each arbitrator shall be experienced in health care finance. Each party shall be responsible for its own attorneys’ fees and costs. The compensation and expenses of the arbitrator(s) and any administrative fees or costs shall be borne equally by the parties. Arbitration shall be the exclusive remedy for the settlement of disputes arising under this Agreement. The decision of the arbitrator(s) shall be final, conclusive and binding, and no action at law or in equity may be instituted by either party other than to enforce the award of the arbitrator(s).

SIGNATURES ON THE FOLLOWING PAGE

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

PHYSICIAN PRACTICE SUPPORT, LLC

By:	/s/ Martin G. Schweinhart
Martin G. Schweinhart
Executive Vice President

QHCCS, LLC

By:	/s/ Michael J. Culotta
Michael J. Culotta
Executive Vice President
and Chief Financial Officer

Signature Page to Billing and Colleciton Agreement